(1) This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GSUIG,L.L.C. ("GSUIG", and together with GS Group and Goldman Sachs, the "Reporting Persons"). Goldman Sachs is a wholly-owned subsidiary of GS Group. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(2) Goldman Sachs beneficially owns directly, and GS Group may be deemed to beneficially own indirectly, 28,184 shares of common stock, par value $0.01 per share (the "Common Stock"), of AMN Healthcare Services, Inc. (the "Company"). Goldman Sachs and GS Group may be deemed to beneficially own indirectly 3,012,454 shares of Common Stock by reason of the direct beneficial ownership of such shares by GSUIG. GS Group is the sole member of GSUIG and Goldman Sachs serves as the investment manager for GSUIG. Goldman Sachs also holds open short positions of 356,882 shares of Common Stock.

(3) The Series A Conditional Convertible Preferred Stock (the "Preferred Stock") became convertible upon receipt of stockholder approval on December
15, 2010. Each share of Preferred Stock may be converted on any date, from time to time, at the option of the holder thereof, into the number of shares of Common Stock equal to the number obtained by dividing (x) the sum of (A) the liquidation preference (which is initially $10 per share) plus (B) except to the extent paid in cash by the Issuer as contemplated by Section 6(c) of the Certificate of Designations filed by the Company with the Secretary of State of Delaware on August 31, 2010 (the "Certificate of Designations") at the time of the conversion, an amount per share of Preferred Stock equal to the accrued but unpaid dividends to which such holder of shares of Preferred Stock is entitled to receive pursuant to Section 4(b) of the Certificate of Designations, but excluding, the conversion date, if any, by (y) the conversion rate in effect at such time (which is initially 10). Additionally, the Preferred Stock will automatically convert into shares of Common Stock on the earlier to occur of (i) if the trading price of the Common Stock is greater than or equal to $10.00 per share for 30 consecutive trading days and (ii) the tenth anniversary of the original issue date, which was September 1, 2010. The Certificate of Designations does not permit issuance of fractional shares upon conversion of the Preferred Stock and such fractional shares are cash settled as set forth therein.

(4) Goldman Sachs and GS Group may be deemed to beneficially own indirectly 3,423,709 shares of the Preferred Stock by reason of the direct beneficial ownership of such shares by GSUIG. On July 28, 2010, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company acquired NF Investors, Inc. ("NFI") on September 1, 2010. Pursuant to the Merger Agreement, 809,140.7 shares of the Preferred Stock were issued in exchange for GSUIG's interest in NFI, but such 809,140.7 shares of Preferred Stock were held in escrow and are subject to forfeiture following the closing of the transactions contemplated by the Merger Agreement to satisfy claims arising with respect to indemnification obligations and transaction consideration adjustments. 24,363 of such shares of Preferred Stock are being released from such escrow to the Company as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement; 103,396.2 of such shares of Preferred Stock are being released from such escrow to GSUIG as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement; and 681,381.5 of such shares of Preferred Stock continue to be held in escrow and continue to be subject to forfeiture following the closing of the transactions contemplated by the Merger Agreement to satisfy claims arising with respect to indemnification obligations and transaction consideration adjustments.

(5) GS Group may be deemed to beneficially own 6,275 Restricted Stock Units that were granted to Martin Chavez, a former managing director of Goldman Sachs in his capacity as a director of the Company, pursuant to the AMN Healthcare
Equity Plan. The Restricted Stock Units vest in the incremental amount of 33% on the earlier of the first anniversary of the grant date or the date of the Company's annual meeting of stockholders the first year following the grant;
34% on the earlier of the second anniversary of the grant date or the date of the Company's annual meeting of stockholders the second year following the grant; and 33% on the earlier of the third anniversary of the grant date or the date of the Company's annual meeting of stockholders the third year following the grant. The Restricted Stock Units do not have an expiration date. Mr. Chavez has an understanding with GS Group pursuant to which such Restricted Stock Units are held for the sole benefit of GS Group.

(6) Each Restricted Stock Unit represents a contingent right to receive one share of Common Stock.

(7) GS Group may be deemed to beneficially own 5,397 Stock Appreciation Rights that were granted to Mr. Chavez in his capacity as a director of the Company. The Stock Appreciation Rights may be exercised on and after the earlier of the Company's 2011 annual meeting of stockholders or the first anniversary of such grant date. Mr. Chavez has an understanding with GS Group pursuant to which such Stock Appreciation Rights are held for the sole benefit of GS Group.